UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

4 August 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cosan Limited

File No. 1-33659 -- CF# 23428

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Cosan Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Form 6-K filed on March 30, 2009, as amended by a Form 6-K/A filed June 10, 2009.

Based on representations by Cosan Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.3   through December 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel